News Release

Brookfield Real Estate Opportunity Fund Closes on Acquisition of 5.3 Million Square Foot Commercial Portfolio in U.S.

TORONTO, October 3, 2006 - Brookfield Asset Management Inc. (NYSE/TSX: BAM) (“Brookfield”) announced today that its Real Estate Opportunity Fund (“BREOF”) has acquired from affiliates of JPMorgan Chase & Co. (NYSE:JPM), a 5.3 million square foot portfolio of commercial properties across the U.S. for $460 million.

The portfolio is comprised of 33 properties and banking centers located in 10 cities primarily in the Midwest, including the cities of Chicago, Phoenix, Dallas, Milwaukee and Baton Rouge. This geographically diverse portfolio includes recognized properties such as:

•	Chicago - 300 South Riverside Plaza, a 1 million square foot office building under which BREOF earlier this year acquired the fee simple interest in the air rights;

•	Phoenix - Chase Tower, the tallest building in Arizona, totalling 750,000 square feet;

•	Milwaukee - Chase Tower, a 450,000 square foot downtown property.

As part of its continuing operations, JP Morgan Chase Bank, N.A. has signed long term lease back agreements for significant portions of the space.

“The acquisition of this unique portfolio represents the largest transaction for the Fund to date. Our long term lease back agreement with JPMorgan Chase as our major tenant ensures a stable cash flow stream. In addition, we believe we are well positioned to create value by proactively asset managing the portfolio, repositioning underutilized space and maximizing revenue through lease ups and managing expenses,” commented David Arthur, President and CEO, Brookfield Real Estate Opportunity Fund.

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over $50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit our web site at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Katherine C. Vyse SVP, Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brookfield.com

Note: This press release contains forward-looking information including “forward looking statements”, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “opportunities” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the anticipated future results, performance or achievements of the Fund expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of financing; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise